MAIL STOP 05-11

April 27, 2005


Mr. Stuart B. Rekant, Chairman and CEO
Juniper Partners Acquisition Corp.
56 West 45th Street, Suite 805
New York, New York 10036


      Re:	Juniper Partners Acquisition Corp.
		Amendment No. 1 to Registration Statement on Form S-1
		File No. 333-123050
      Filed April 7, 2005

Dear Mr. Rekant:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your disclosure on the prospectus cover page and elsewhere disclosing the current state of considerations and discussions concerning a business combination transaction involving the company.
Please expand such disclosure to address whether or not the company has identified or been provided with the identity of, or had any direct or indirect contact with potential acquisition candidates. In addition, if management, the directors, or any affiliate, agent or other representative of any of the company, the directors, or management has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, you must disclose this information or advise us supplementally. We may have further comment.
2. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the stockholders purchasing in this offering. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a stockholder who purchases in the offering. In this context we note that the existing stockholders are allowed to make purchases of shares in both the offering and in the open market subsequent to the offering. We may have further comment.
3. Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors, as well as the representative in this offering. We may have further comment.
4. Please name all promoters of the company. Refer to the definition of "promoter" in Rule 405 of Regulation C.
5. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. Supplementally identify for us the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which principals, officers, directors, affiliates or counsel involved in this offering have been involved; the Securities Act Form the identified registrants filed on; if applicable, the date of effectiveness; and, the status of the offerings thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.
6. We note your response to our prior comment No. 3. However, if it is the company`s intent not to go effective on the registration statement unless or until listing of the units, common stock and warrants on the OTC Bulletin Board is confirmed, a statement to that effect both here and elsewhere in the registration statement as appropriate should be provided.
7. We note that you have engaged the representative to act as your investment banker in connection with a business combination. Please discuss the material terms of this engagement and file the agreement as an exhibit.

Prospectus Cover Page
8. We note the disclosure in the third paragraph that investors may purchase any combination of the Series A units and the Series B units. Please elaborate, here or elsewhere as appropriate, as to any specific benefits or detriments that may result to potential investors in purchasing various alternative combinations of the Series A and/or Series B units.
9. Briefly elaborate on the disclosure in the seventh paragraph concerning the timing and provisions by which the various series of common stock and warrants can begin separate trading.

Risk Factors, page 9
10. In the ninth risk factor, as well as other places in the prospectus, you make reference to the fact that it is the company`s expectation that the current management will remain with the company after the consummation of the business combination. Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company`s management will be able to maintain its position with the company post-business combination.
11. In the twelfth risk factor, clarify the disclosure to affirmatively state that existing stockholders are not required to vote any shares they hold in accordance with the vote of the majority of the stockholders purchasing in the public offering and that such shares may be voted either for or against the proposed business combination in the existing holder`s own discretion. In addition, clarify, here and elsewhere as appropriate, that the existing stockholders may vote against the proposed business combination and exercise his/her conversion rights in the event that the business combination transaction is approved by the requisite number of stockholders.

Proposed Business

The Media and Entertainment industry, page 26
12. In the second paragraph you list a number of segments of such industries. As a means of better defining what is meant by your use of the term, expand the list of industry segments that constitute the industries to include all segments in which the company is considering a business combination candidate and provide a description of each such segment. In addition, to the extent that the company has prioritized the industry segments with respect to preference, provide disclosure of such preferences, including a discussion of the reasons for such preferences from the company`s standpoint.

Effecting a Business Combination, page 26
13. Elaborate, both here, in the Summary and elsewhere as appropriate, on your discussion of the desired attributes as to acquisition candidates to specifically discuss the attributes and criteria to be focused upon by the company as well as the rationale and logic behind the attributes and criteria selected (e.g., desired and/or required ranges of annual revenues, EBITDA, net income, etc.).
14. In the paragraph under the heading "We have not identified a target business," and elsewhere in the prospectus as appropriate, expand your discussion concerning potential business combination candidates to specify, for each identified segment, the number of segment participants that qualify as potential combination candidates given the company`s established criteria, and, to the extent not excessive in number, identify such candidates by name and provide relevant information (both financial and narrative) concerning such entities. We may have further comment.
15. In the paragraph under the heading "Sources of a target businesses," we note the disclosure that the company will not pay any finders or consulting fees to the existing stockholders or officers or directors of the company. Please expand this disclosure, if accurate, to affirmatively confirm that the existing stockholders and officers and directors will receive no finders fees, consulting fees, or any similar type fees from any person or entity in connection with any business combination involving the company or an affiliate thereof.
16. In the disclosure under the heading "Probable lack of business diversification," provide additional disclosure to clarify, in light of the company`s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company`s net assets, how the company would be able to effectuate a business combination with more than one target business.

Comparisons to offerings of Blank Check Companies, page 32
17. Clarify here and elsewhere as appropriate, the circumstances under which assets may still remain in the company after the distribution to the Class B common stock holders such that a distribution would be made to the holders of common stock.






Management

Conflicts of Interest, page 37
18. In the fourth full paragraph under the heading "Conflicts of Interest," clarify who is being referred to as "us" in connection with the person(s) to be contacted by the company`s officers and directors to consider conflicts of interest concerning potential transactions.

Certain Transactions, page 40
19. Provide the basis for the statement that "[A]ll ongoing and future transactions" between the company and its officers, directors or their affiliates will be on terms believed to be no less favorable than would be available from unaffiliated third parties.

Description of Securities

Units, page 41
20. Discuss, here or elsewhere in the prospectus as appropriate, the material factors that HCFP/Brenner Securities LLC will consider in determining whether to allow the common stock and warrants to begin trading separately prior to the 90th day after the date of the prospectus.
21. Please note, here or in another appropriate place, whether the company plans to amend its 8-K filing to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering.

Warrants, page 42
22. Disclose, here or elsewhere as appropriate, the rationale for requiring the stock to trade at $7.50 (in the case of the Class W warrants), or $8.75 (in the case of the Class Z warrants) per share or more in order for the redemption rights to apply.






Underwriting

Purchase Option, page 48
23. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by HCFP/Brenner Securities as a result of the exercise of their option, and if so, discuss the conflicts of interest that result from
HCFP/Brenner Securities having the right to consent before the company can exercise its redemption rights. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included.


Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 942-1824 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 942-0135 with any other questions.


Sincerely,



      John Reynolds, Assistant Director
Office of Emerging Growth Companies


cc:	David Allen Miller, Esq.
	Fax: (212) 818-8881